NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this document, other than historical information, may be considered forward-looking. Forward-looking information reflects Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions, changes in financial markets, political conditions and developments, including conflict in the Middle East and the war on terrorism, changes in the supply and demand for steel and specific steel products of the Company, the level of demand outside of North America for steel and steel products, equipment performance at the Company's manufacturing facilities, the progress of any material lawsuits, the availability of capital, the ability to properly and efficiently staff the Company's manufacturing facilities, domestic and international competitive factors, including the level of steel imports into the Canadian and United States markets, economic conditions in steel exporting nations, trade sanction activities and the enforcement of trade sanction remedies, supply and demand for scrap steel and iron, alloys and other raw materials, supply, demand and pricing for the electricity and natural gas used by the Company, changes in environmental and other regulations, including regulations arising from the Canadian Parliament's ratification of the Kyoto Protocol, and the magnitude of future environmental expenditures, inherent uncertainties in the development and performance of new or modified equipment or technologies, North American interest rates, exchange rates and other risks detailed in the "Business Risks and Uncertainties" section of this document. This list is not exhaustive of the factors which may impact the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. As a result of the foregoing and other factors, no assurance can be given as to any such future results, levels of activity or achievements and neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company undertakes no obligation to update forward-looking statements contained in this document.


                                                                               1
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MANAGEMENT'S DISCUSSION AND ANALYSIS
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GENERAL

IPSCO is a North American steel producer incorporated in Canada with facilities and process equipment located at 12 sites throughout Canada and the United States (U.S.). These facilities produce carbon steel slabs, hot rolled discrete plate and coil, as well as finished tubular products. In addition, IPSCO has several scrap collection sites located principally in Western Canada.

The Company produces steel in three North American steelworks: Regina, Saskatchewan, Montpelier, Iowa and Mobile, Alabama. All three steelworks use electric arc furnace technology to convert scrap steel into liquid steel. Alloys are added at ladle metallurgy stations to create a wide variety of grades for various customer applications. Each steelworks casts the liquid steel into slabs and hot rolls the slabs into discrete plate or coil. The plate and coil can be sold directly to customers or may be further processed within IPSCO's downstream facilities. Five coil processing locations produce cut-to-length plate and sheet to customer requirements. Pipe mills at six locations use coil feedstock to produce tubular products that range from one and one-half inches up to 16 inches in diameter ("small diameter") and 16 inches through 80 inches in diameter ("large diameter").

IPSCO currently has over 600 active customers spanning a large number of applications. IPSCO produces steel plate and sheet in an assortment of widths, lengths, gauges, and grades used to make railroad cars, barges, and ships; industrial, construction and farm equipment; storage tanks, bridges, structural poles, and a host of additional products. Tubular products include pipe for low pressure water and air distribution; oil and gas well casing and tubing ("oil country tubular goods" or "OCTG"); pipe for transporting oil and gas from wells, transmitting oil and/or gas long distances, and for final distribution to end-customers ("line pipe"); water and sewage transmission pipe; and tubular products for building and construction applications, most often in square or rectangular cross-sections ("hollow structural sections", "HSS" or "structural tubing").

IPSCO markets steel through two separate commercial channels. One sells steel mill products such as discrete plate, cut plate, and coil. The second sells tubular products. Each marketing operation is disciplined with regard to the products it sells and the markets it pursues, and each continually enhances its diversified product lines. While sales personnel are located to maximize customer service, each commercial channel is centrally managed. Commercial employees are experienced and well trained to deal with customer requirements. A pool of highly trained research and technical experts also supports both sales organizations.

The Company faces significant competition from steel manufacturers in North America as well as the rest of the world. Competition also comes from manufacturers of other materials that can be substituted for steel.

World steelmaking capacity currently exceeds demand, which has led to unfair trading of steel in the North American market. Because of these conditions, the Company supports trade actions in the form of anti-dumping and countervailing duty cases or other trade remedies. In recognition of the overwhelming surge of imported steel the U.S. government imposed significant sanctions in 2002 against steel from many offshore sources. The action was taken as the result of the injury these imports inflicted on domestic producers and to allow domestic producers an opportunity to recover.


2
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                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



IPSCO has invested substantial sums of money to construct modern, highly efficient facilities. The Company has built two steelworks in the U.S.; Montpelier, Iowa opened in 1997, and Mobile County, Alabama opened in 2001. The investments resulted in 2.5 million tons of additional plate and coil capacity, more than tripling IPSCO's prior capacity. Both facilities have modern, efficient production equipment and highly motivated, well-trained work forces. The two major investments were sited close to end users and raw material sources in order to minimize freight costs, a significant cost of business. In addition, all three of the Company's steelworks can manufacture similar products, providing increased flexibility, versatility and efficiency, resulting in improved customer service.

The Company's strategic investments in the two U.S. steelworks were based on estimates of return spanning a variety of market conditions over long-term economic cycles, where conditions can vary significantly in the short-term. In the future IPSCO may pursue a number of other strategic initiatives such as acquisitions, joint ventures and/or alliances that would allow the Company to better serve customers and improve financial performance.

Company management must address several key performance drivers simultaneously in order to compete successfully. The foundation of the commercial operation is good market intelligence about customer requirements and product alternatives. Information relating to customer requirements and appropriate pricing is generated through close, direct coordination and communication with customers as well as through industry associations and consulting arrangements.

IPSCO has approximately 2,300 employees and uses performance incentives to reward them for cost, efficiency, service and quality improvements ultimately leading to increased customer satisfaction. Armed with world-class facilities and an effective workforce, IPSCO's keys to operational success include reducing cost, increasing operating efficiency and maximizing capacity utilization.

IPSCO's major steelmaking raw material is scrap for the three steelworks, which normally trends with prices for plate and coil. Higher plate and coil prices are generally associated with higher scrap prices. Likewise, prices for industrial pipe products often track coil feedstock prices. IPSCO manages these variable costs using a number of strategies. IPSCO owns General Scrap Partnership, a Canadian scrap metal operation with seven collection locations in western Canada and two in north central U.S. In addition, IPSCO cultivates close business relationships with most major scrap yards and brokers throughout mid America. IPSCO also purchases steel from other steel manufacturers. Coil feedstock for tubular and coil processing operations can either be sourced internally or purchased from third party vendors, thereby optimizing IPSCO's steelworks' utilization rates. Electricity and natural gas are also important variable costs for IPSCO. These are addressed through different strategies including competitive long-term supply contracts.

Economic success also rests in large part with the efficient absorption of the substantial fixed costs at each facility. Optimum absorption requires making the product right the first time, at maximum throughput rates. High utilization rates, high yields and superior quality are a reflection of optimum performance.


                                                                               3
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MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



Another key performance driver is management's ability to effectively control working capital, primarily customer receivables, inventory levels and vendor payables. Most products from the three steelworks are manufactured only when a firm order is received, either from an external customer or an internal requirement to provide feedstock for IPSCO's own downstream processing lines. Production based on demand helps minimize finished inventory levels. However, some pipe products such as OCTG are produced in advance of orders and made available at selected sites that are convenient to customer locations. This is especially important given the seasonal well drilling cycle for the Western Canadian energy market, as well as the short time interval between customer order dates and required delivery. Well drilling traditionally is most active in the late fall and winter season and slowest during the early spring thawing season.

Careful accounts receivable management is also important given the cyclical nature of the steel business. IPSCO uses a number of techniques to minimize credit risk starting with a thorough knowledge of customers who request credit. That, combined with variable payment terms and close attention to account detail, helps minimize losses.

IPSCO supports its operations with a sound capital structure that combines equity from both common and preferred stock along with a variety of debt instruments, generally of a long-term fixed rate nature. The long-term structure of these capital resources is important given both the long-term nature of the Company's investment in facilities and the cyclical nature of world steel markets.

BUSINESS RISKS AND UNCERTAINTIES

Continued weakness in the Canadian or U.S. industrial economies could result in a lessening of demand for IPSCO's steel products. The Company needs to maintain minimum levels of sales to operate profitably. There can be no assurance that the overall market demand for IPSCO products will not decrease in the future or that the Company will be successful in retaining necessary market share for its products. Reduction in overall market demand or the failure to hold market share could have an adverse effect on earnings.

The Company supplies tubular goods used for oil and natural gas exploration and production which are linked to energy prices. There can be no assurance that future oil and natural gas price volatility will not materially impact the Company's ability to sell these products and maintain profitability.

Credit risk can be a significant factor in a weak industrial economy. While the Company uses a number of techniques to address this exposure, there can be no assurances that losses will not occur.

Excess global capacity and the effect on North American steel prices remain a significant risk. Excess supply resulted in surges of low-priced steel into North American markets and drove prices to historically low levels over the past few years. That led to the March 2002 Section 201 ruling when the U.S. International Trade Commission concluded that, for the majority of products reviewed, imported steel had seriously injured domestic producers. There are no assurances that current remedies beneficial to the North American steel industry will be sustained long term, or that these actions will allow the domestic industry to fully recover.


4
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                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



The Company has substantial investments in facilities in both the U.S. and Canada. As a result, the Company transacts business in the currencies of both countries, with the ratio between the U.S. dollar and Canadian dollar denominated sales and expenditures varying over time. The average value of the Canadian dollar declined slightly from $0.6460 U.S. in fiscal 2001 to $0.6369 U.S. in fiscal 2002. In addition, the strength of both the Canadian and U.S. dollars relative to other foreign currencies influences import and export activity. Both currencies weakened against the Euro and other major currencies in fiscal 2002. Future fluctuations in the exchange rate between the Canadian and U.S. dollars and other foreign currencies could have a material effect on the Company.

IPSCO has accumulated net operating loss carry-forwards, on a tax basis, of $355 million as of December 31, 2002 on its U.S. operations, for which the Company has recorded future tax benefits. This compares to accumulated net operating loss carry-forwards of $359 million as of December 31, 2001. The ability to realize the future tax benefits is dependent on future profitability. Although 99% of the net operating loss carry-forwards do not begin to expire until 2018, there can be no guarantee the tax benefits related to these carry-forwards will be realized before they expire.

Approximately 44% of IPSCO's employees are represented by trade unions. The United Steelworkers of America represents members in Regina, Saskatchewan and Calgary, Alberta and the International Association of Bridge, Structural and Ornamental and Reinforcing Ironworkers represents members in Red Deer, Alberta. These unions represent 98% of IPSCO's unionized labor force. Members of the unions ratified new labor agreements during 2002 that will expire by August 2006.

Changing environmental legislation and regulatory practices may require future expenditures to modify operations, install additional pollution control equipment, dispose of waste products, and perform site remediation. During 2002 non-routine project expense and capital spending on programs aimed at environmental issues amounted to $2.7 million. The 2002 amount compares to $11.4 million spent in 2001 (including $7.5 million spent on the Mobile Steelworks).

Another substantial risk to IPSCO is continued government subsidies to weaker, inefficient competition. Subsidized North American and international producers have hurt Company results. Several companies in the U.S. and Canada, who are otherwise uncompetitive because of old, inefficient, expensive operations, have remained in business under the protection of bankruptcy laws. In some cases competitors have emerged from bankruptcy or stayed in business only because governments are guaranteeing their debt or paying their obligations for pension and other benefits. Internationally, government subsidies also often sustain local producers at the expense of financially sound North American producers like IPSCO.

The Company uses a systematic approach to routinely maintain all facilities and equipment. Nonetheless, there is risk of plant equipment failure, either because of maintenance issues or as the result of operational errors.

Substantial capital costs to construct steelworks, combined with expensive labor contracts, were traditionally a barrier to entry into the steel industry. Recent events point to the ability of prospective investors to secure plants and equipment, especially from those in financial distress, for significantly less capital than historically


                                                                               5
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MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



required. Traditional labor contracts may be replaced with more competitive agreements. In addition, new technology may be developed. There is a risk that these changing conditions could lead to new entrants to the steel industry or the reconstitution of existing participants with more competitive cost structures.

Canada is a signatory to the United Nations Framework Convention on Climate Change. On December 10, 2002, Parliament ratified the Kyoto Protocol, which sets binding targets to reduce national emissions of carbon dioxide, methane and a number of other gases collectively referred to as greenhouse gases. With ratification completed, focus has shifted to future federal and provincial legislation to implement programs with industry-specific numerical goals to meet the reductions set by the Protocol. The Canadian Government has issued a Climate Change Plan that identifies groups of large industrial emitters, which will be required to reduce emissions in an effort to meet the Protocol targets. "Iron and Steel Production Facilities" is one of the sectors included in this effort. While the Canadian Government has expressed its support for limiting the impact of the Kyoto Protocol on industry, the specific processes for achieving the targets have yet to be determined. It is too early to say whether implementation of required processes will have a material adverse impact on the Company's Canadian operations. The U.S. is not currently a signee of the Kyoto Protocol.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

2002 COMPARED TO 2001

SALES

IPSCO manages its business to maximize total corporate profit dollars, not individual facility profitability. This is done by optimizing internal steelmaking capacity, and augmenting internal steel production with outside feedstock purchases. A drop in the sales of one particular product line may indicate a fall in demand or a deliberate decision by IPSCO to sell less of that product in order to generate a more profitable product mix. Such decisions are taken on the basis of:

     1)  marginal production costs and revenues,

     2) freight rates on raw material and/or steel movements between plants, and

     3)  the cost of delivering products to customers,

all balanced by longer-term strategic requirements.

In reading individual product commentaries the shareholder should bear in mind that the comments reflect the result of corporate profit maximization activities.


6
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                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



The following table details tons shipped by major product line:

--------------------------------------------------------------------------------
TONS SHIPPED
--------------------------------------------------------------------------------
(in thousands)

                                 2002            2001            2000

Plate and coil                  1,543           1,071             944

Coil processing                   572             490             434
--------------------------------------------------------------------------------
                                2,115           1,561           1,378
--------------------------------------------------------------------------------
Energy tubulars                   382             455             404

Non-energy tubulars               271             295             254

Large diameter pipe               129             134             197
--------------------------------------------------------------------------------
                                  782             874             855
--------------------------------------------------------------------------------
Total                           2,897           2,435           2,233
================================================================================


For a sixth consecutive year IPSCO shipped record tonnage, amounting to 2,896,900 tons, 19% more than a year earlier. This achievement took place in a year when North American apparent steel consumption is expected to be up only modestly.

Revenue of $1.08 billion in 2002 reflects the significantly higher shipments made by the Mobile Steelworks, as well as continued market penetration by coil processing facilities opened over the past few years. Production capabilities have generally improved quarter over quarter following the Mobile commissioning process which concluded in September of 2001.

IPSCO's average unit selling price declined to $369 per ton in 2002 from $380 per ton in 2001, primarily due to changes in product mix (a higher percentage of steel mill products compared to tubular products) but also due to continued price competition.

Shipments to U.S. customers reached 2,125,800 tons, over 73% of the total, while Canadian based customers accounted for 771,100 tons, about 27%. Despite growth in the Company's total shipments, Canadian shipments were 11% below that of 2001, indicating that the U.S. market continued to provide the growth in sales.

STEEL MILL PRODUCTS

Shipments of 2,115,000 tons of discrete plate, cut plate and hot rolled coil ("steel mill products") surpassed those of a year earlier by 35%. U.S. destined tons increased by 50% while Canadian tons fell 5%.

IPSCO's average unit selling price for steel mill products improved about 4% on a year-over-year basis primarily as the result of modest price increases and selective commercial practices offset by regional pricing differences. Market conditions did not improve appreciably year-over-year.

Shipments from coil processing facilities were 572,100 tons, 17% higher than a year earlier. Canadian destined shipments were virtually identical to 2001 levels while U.S. shipments rose 26%. The average unit selling price increased 3% on a year-over-year basis. IPSCO's coil processing facilities in Houston, St. Paul,


                                                                               7
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MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



and Toronto all make temper-leveled plate products which offer superior flatness, surface quality, and higher strengths without furnace treatment, and which are gaining market share over competitors' cut-to-length plate.

IPSCO estimates that its market share for plate, hot rolled steel coil, and sheet products reached about 5% of combined U.S. and Canadian markets in 2002.

TUBULAR PRODUCTS

About 27% of the Company's total shipments in 2002 were tubular products, down from about 36% in 2001, reflecting the impact of both the Mobile Steelworks ramp-up and a slow market for many tubular product lines. IPSCO produces tubular products from coil at eight facilities. By adding value to the basic steel mill product, profitability is enhanced. Further, because a number of these products involve some degree of customization, they are often less susceptible to unfair price competition from generic imported steel.

Tubular product volume fell 11% from 2001 levels to 782,000 tons. Shipments of these products to U.S. customers fell 4% while shipments to Canadian customers fell 16%. Pipe sales declined due to the soft economy and slow activity within the oil and gas industries. Total shipments of large diameter pipe fell 4% to 129,300 tons from 134,400 tons. Shipments of OCTG and small diameter line pipe fell 14% from 445,000 tons to 381,400 tons. The average number of active drilling rigs fell on a year-over-year basis from 1,156 to 830 in the U.S. and from 341 to 263 in Canada for a combined decrease of 27%. Shipments of non-energy tubulars dropped from 294,800 tons to 271,200 tons, or 8%, primarily because of slower sales of both standard pipe and hollow structural pipe in the U.S.

IPSCO's average unit selling price of energy tubular products fell about 3% while non-energy tubular prices increased about 8% over 2001. Large diameter pipe pricing, which can vary significantly based on project specifications and mix, fell about 2% year-over-year. The selling price decrease experienced by energy tubulars reflected the softer market conditions as evidenced by the 27% drop in drilling rates. The increase in average pricing for non-energy tubulars, however, was primarily the result of significantly higher feedstock costs, some of which were passed on to the ultimate consumer, even though market conditions were not appreciably better in 2002 than 2001.

COST OF SALES

Cost of sales increased 21% to $976.4 million compared to $807.9 million in 2001. Gross margin decreased slightly to 10% of sales from 11% in 2001, reflecting both increased sales of the lower than average margin products from the Mobile Steelworks, and decreased tubular product sales, which generate higher margins. This trend was partially offset by higher pricing for steel mill products and improved production costs at both U.S. steelworks, the result of higher production levels and therefore improved utilization.

The choice of facility at which a given order will be produced is often based on the freight cost to a given customer location. However, some products tend to be unique to one of the steelworks; wide plate and coil to Montpelier and Mobile, narrow alloy plate to Regina. The operating level for a tubular facility is determined by whether or not feedstock is available at a low enough cost such that the facility can

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



generate an incremental financial return. Given that IPSCO's third party sales of steel mill products (combined with the steel consumption of our own downstream operations) can exceed the capacity of IPSCO's steelworks, individual facilities' operating levels are determined by whether or not purchased steel is available at a suitable price. Thus plant operating levels are constantly adjusted to maximize corporate profitability.

RAW MATERIALS

In 2002, a total of $500 million dollars was spent on major raw materials and consumables for the Company's three steelworks, up by 27% from the $395 million spent in 2001. Included in the amount are expenditures for steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas and electricity.

During 2002, IPSCO recycled 3.3 million tons of purchased scrap, the principal raw material for its steel mills, at an average cost per ton about 15% higher than the previous year. IPSCO's General Scrap Partnership and IPSCO Direct Inc., an Alberta scrap collection company, provided 12% of the Company's overall needs. The remainder was readily available from other parties.

Energy constitutes a significant portion of an electric furnace steelmaker's costs. In 2002 IPSCO's cost per kilowatt-hour edged up just slightly more than 4% due to escalation clauses in long term supply contracts. Natural gas costs per millions of British Thermal Units fell by about 26%. The combination had a negligible impact on production costs.

IPSCO's coil processing and tubular operations consumed 118,200 tons of hot rolled coil purchased from third parties, supplementing the Company's own production. This was 70% below the 389,900 tons consumed a year earlier. The principal reason for the reduction was internal supply available from our steelworks coupled with restricted supply from third parties.

MAINTENANCE AND OTHER EXPENSES

Maintenance is an extremely important cost factor for IPSCO. With newer facilities, IPSCO enjoys lower maintenance costs relative to many competitors with older facilities. IPSCO has separate maintenance reserve accounts for every major production segment of the three steelworks as well as each coil processing and tubular facility. IPSCO provides for the anticipated costs of maintaining these segments (relining furnaces, replacing motors, etc.) based on maintenance schedules and past experience. When IPSCO does have scheduled maintenance shutdowns, like the 14-day outage in Regina last September, most costs to complete the work are charged against the reserves. However, fixed costs, which aren't absorbed into inventory as the result of the shutdown, are expensed as incurred.


                                                                               9
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MANAGEMENT'S DISCUSSION AND ANALYSIS
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Pension expenses, principally for the defined benefit plans under Canadian labor contracts, increased $2.0 million compared to 2001. One-third of the increase was attributable to benefit improvements granted as part of new labor agreements reached during 2002. Future annual pension expenses are expected to increase significantly (an estimated $5 million in 2003) because of:

         1) increased service costs attributable to the new labor agreements

         2) increased interest costs on benefit obligations which are escalating, and

         3) increased amortization of shortfalls in plan asset investment actual losses relative to expected investment returns incurred over the last two years.

Amortization of capital assets increased by 38% to $51.0 million in 2002 from $37.1 million in 2001. Most of the increase reflects a full year's amortization of the Mobile Steelworks with just a minor increase from other assets placed into service in 2002.

CAPACITY UTILIZATION

Capacity utilization is a key driver of performance for IPSCO. Tons of output are related to the number of production turns at each facility. Theoretically, all production equipment is available for 168 hours a week, less operating downtime for routine maintenance. That is equivalent to operating 7 days per week, 24 hours per day. Therefore, in order to maximize plant and equipment utilization and minimize absorbed cost per ton of output, maximum performance occurs at IPSCO when four crews run the facilities around the clock. Optimum utilization after routine maintenance therefore is 95%.

Capacity, utilization and production are as follows:

--------------------------------------------------------------------------------
Facilities       Capacity (tons)(1)    Utilization %        Production (tons)(2)
--------------------------------------------------------------------------------
(in thousands)
                                    2002    2001    2000    2002    2001    2000

Regina                 1,000          89      94      93     961   1,068   1,041

Montpelier             1,250          91      87      90   1,114     967     980

Mobile(3)              1,250          80      --      --     932     379      --

Coil Processing        1,200          37      38      35     559     502     439

Small Diameter         1,125          58      68      68     588     660     613

Large Diameter           600          34      45      38     142     189     231

1)   In thousands of tons of finished product.

2) In thousands; liquid steel for steelworks; finished production for other facilities.

3) Mobile was not in commercial production until fourth quarter 2001, therefore values are not included for 2000 and 2001.


10
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                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



STEELMAKING

Production at the Regina Steelworks dropped to 961,200 liquid tons, about 10% less than 2001, primarily because of a 14-day scheduled maintenance outage in September (also reflected in the decline in capacity utilization).

The Montpelier Steelworks recorded production of 1,114,400 liquid tons of steel, more than 15% above 2001. Utilization increased to 91% reflecting product mix considerations, despite a mechanical failure on its static shear and an eight-day scheduled maintenance outage during 2002.

The Mobile Steelworks produced 932,100 tons of liquid steel in 2002 vs. 379,000 tons in 2001. The percentage of prime production is increasing as the operation matures.

The number of man-hours required to produce a ton of coil or discrete plate averaged 0.78 for the combined steelworks.

A total of 559,000 tons of coil were processed by IPSCO's coil processing facilities, up 11% over 2001's 501,400 tons, reflecting market share improvements as customers demand higher quality. IPSCO's coil processing facilities include three temper leveling mills which provide the superior gauge control, flatness and surface quality features sought by end-users.

TUBULAR OPERATIONS

IPSCO pipe mills produced 14% fewer tons than a year earlier as a result of the impact of lower drilling activity on demand for energy tubulars and the negative impact of a slow economy on demand for non-energy tubulars. Production of large diameter gas transmission pipe was down 25%, and shipments decreased 4% to 129,300 tons, reflecting a limited number of projects in the transmission industry. The large diameter mills in Regina experienced a 34% utilization rate, lower than the 45% recorded a year earlier.

The man-hours required to convert finished steel to one ton of finished pipe averaged 2.52 identical to 2.52 man-hours in 2001. This was despite the commissioning of new welding equipment on the mid-size mill in Regina.

SELLING, RESEARCH AND ADMINISTRATION EXPENSE

Selling, research and administrative expenses of $55.2 million were 4% lower than the $57.5 million reported in 2001. Bad debt expense was down $5.1 million reflecting the unusually high provisions recorded in 2001. Administrative expenses for the Mobile Steelworks were up $6.1 million reflecting the first full year of operation for that facility. Insurance costs were also $2.0 million higher than 2001, because of well-publicized problems in that industry.

INTEREST ON LONG-TERM DEBT

Interest expense on long-term debt increased to $23.8 million in 2002 compared to $6.6 million in the prior year. Most interest on long-term debt was capitalized to the Mobile Steelworks project during 2000 and 2001 under Canadian Generally Accepted Accounting Principles.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



2001 COMPARED TO 2000

SALES

Sales revenues decreased by 5% to $903.7 million in 2001, reflecting the price erosion that resulted from oversupply conditions largely attributed to dumping of unfairly priced imported steel.

For a fifth consecutive year record tonnage shipments were recorded, amounting to 2,435,100 tons or 9% higher than 2000. This achievement took place in a year when a manufacturing recession saw North American apparent steel consumption fall by 13%.

The average unit selling price declined by about 10% from $421 per ton in 2000 to $380 per ton, but in the last quarter dropped to $366 per ton, partly due to product mix (a higher percentage of steel mill products as compared to tubular products) but more generally indicative of severe price competition.

Shipments to U.S. customers reached 1,570,300 tons, almost 65% of the total, while Canadian based customers accounted for 864,800 tons, about 35%. Despite growth in the Company's total shipments the Canadian figure was 7% below that of 2000, indicating that the U.S. market provided the growth in sales.

STEEL MILL PRODUCTS

Shipments of 1,561,000 tons of steel mill products surpassed those of 2000 by 13%, with the U.S. destined tonnage increasing 21% while Canadian tons fell 4%. In the U.S., unlike 2000 when equipment problems at the Montpelier Steelworks limited IPSCO's ability to service the market, the coming on stream of the new Mobile Steelworks meant that order receipt to delivery times became shorter and therefore more competitive in the second half, resulting in higher sales.

The average unit selling price received by IPSCO for these products dropped almost 13% on a year-overyear basis as the result of supply-demand imbalances caused by the excess supply sited previously. The first quarter of the year saw lower price realizations than the closing quarter of 2000, followed by further erosion in the second quarter, a relatively flat third quarter, followed by an even more significant drop in the fourth.

Coil processing steel shipments were 489,700 tons of the total, 13% higher than 2000. Canadian destined shipments were virtually identical to 2000 levels while U.S. shipments rose 21%.

IPSCO estimated that its market share in the sizes and grades of steel mill products that it sold to third parties reached about 4% of the combined U.S. and Canadian markets in 2001.

TUBULAR PRODUCTS

Tubular products tonnage rose from 855,000 tons in 2000 to 874,200 tons in 2001. This was possible because of IPSCO's diverse product line and ability to address product mix issues based on market conditions. The drop in sales of large diameter oil and gas transmission pipe and non-energy tubulars in Canada exceeded sales increases for OCTG and small diameter line pipe, resulting in an overall 9% drop in shipments to Canadian customers. On the other hand U.S. sales tonnage rose 19% because of higher sales of OCTG and small diameter line pipe as well as non-energy tubulars.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



Total large diameter tonnage fell 32% to 134,400 tons from 197,400 tons. There were no major orders requiring oil or gas transmission pipe 16 inches or greater in diameter. On the other hand the tonnage of oil country tubulars and small diameter line pipe rose 10% from 404,100 tons to 445,000 as the average number of active rigs drilling rose on a year-over-year basis from 916 to 1,155 in the U.S. and from 383 to 392 in Canada. The normal pattern of sales of these products failed to materialize in Canada as weather conditions in the fourth quarter of 2001 proved to be less than conducive to a high drilling rate. Tonnage shipments of non-energy tubulars rose to 294,800 tons from 253,500 tons or 16% primarily because of higher sales of standard pipe in the U.S. Shipments of hollow structurals in both countries and standard pipe in Canada decreased. IPSCO estimates that its market share in North America for tubular products within the size and grade ranges that it manufactures was 8% in 2001.

The average unit selling price of tubulars fell by just under 5%, largely due to substantial price erosion in non-energy tubular products. These products are less sophisticated than higher value added energy tubulars and therefore demonstrate price volatility more or less in line with steel mill products. However, the continued successful penetration of these markets plays an important role in providing diversity and flexibility to deal with market conditions, as mentioned above.

COST OF SALES

Cost of sales increased to $807.9 million from $799.9 million in 2000. Gross income as a percentage of sales was 11%, down from 16% in 2000. This significant decline primarily reflects the detrimental effects of price erosion caused by excess supply including unfairly priced imported steel. In addition, gross margin dropped 1% because the Mobile Steelworks operated below capacity.

RAW MATERIALS

In 2001 a total of $395 million was spent on major raw materials and consumables for the Company's three steelworks, up by 13% from the $351 million expended in 2000. Included in the figure are steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas, and electricity. The startup of the Mobile Steelworks, with the resultant increase in company-wide steel production, as well as higher unit natural gas prices, exceeded the impact of lower unit scrap costs.

During the year IPSCO recycled some 2.6 million tons of purchased scrap, the principal raw material for its steelmaking, at an average cost per ton that was about 10% lower than the previous year. IPSCO's 91% owned General Scrap Partnership and fully owned IPSCO Direct Inc., an Alberta scrap collection company, provided some 17% of the Company's overall needs.

Energy constitutes a significant portion of an electric furnace steelmaker's costs. In 2001 IPSCO's cost per kilowatt hour edged up just slightly more than 3% as the result of escalation clauses in long term supply contracts. Natural gas costs per millions of British Thermal Units rose by over 50% due to higher costs in the earlier part of the year resulting in additional cost of sales of $10 million. These comparisons exclude Mobile, which was not operating in 2000.

------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



IPSCO's coil processing and tubular operations consumed 389,900 tons of hot rolled coil purchased from third parties, supplementing the Company's own production. This was 27% below the 534,200 tons used a year earlier. The principal reasons for the reduction were the softer markets and new capacity to source internally from Mobile.

STEELMAKING

Liquid steel production at 2,414,500 tons exceeded the previous year by 19%, reflecting the startup of the new Mobile Steelworks.

Production at the Regina Steelworks reached 1,068,400 liquid tons, just under 3% higher than 2000. Capacity utilization was 94%.

The Montpelier Steelworks recorded production of 967,100 tons of liquid steel, just slightly more than 1% below the year-earlier figure. This translated into an effective utilization rate of 70% because the facility was plagued by original equipment malfunctions and breakdowns.

The new Mobile Steelworks produced 379,000 tons of liquid steel after initial production began at the end of the first quarter. While the first nine months of operation saw the typical issues involved in getting a steel mill of its size up and running, management considers it a success.

The number of man-hours required to produce a ton of finished steel in discrete plate or coil form averaged 0.75 for Montpelier and Regina combined, somewhat higher than the 0.70 reported for 2000, chiefly as the result of the decision to perform certain maintenance functions in-house at Montpelier. Previously these had been undertaken by outside contractors whose manpower statistics are not reported to IPSCO.

A total of 501,400 tons was handled by IPSCO's coil processing facilities, 14% higher than the 439,000 tons in 2000.

TUBULAR OPERATIONS

IPSCO pipe mills produced a record 848,800 tons, 1% higher than a year earlier, despite continuing weak markets for large diameter gas transmission pipe and the negative impact of a slowing economy on the demand for non-energy tubulars.

Average capacity utilization at IPSCO's small diameter pipe mills remained at 68% while production tonnage rose 7% due to the improved efficiencies at the Blytheville, Arkansas pipe works and the Camanche, Iowa pipe works.

The large diameter mills in Regina had 45% utilization, higher than the 38% recorded a year earlier.

The man-hours required to convert finished steel to one ton of finished pipe averaged 2.52. This compares to 2.43 man-hours in 2000 and reflects a more labor-intensive product mix rather than a decrease in efficiency.

SELLING, RESEARCH AND ADMINISTRATION EXPENSES

Selling, research and administration expenses decreased 7% in 2001 to $57.5 million from the $62.1 million reported in the prior year.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



Significant costs incurred in 2000 for research and development and for legal and related expenses associated with the Mannesmann Demag lawsuit were not repeated in 2001. These decreases were partially offset by a $4 million increase in allowances for bad debts and expenses incurred by the Mobile Steelworks which were expensed subsequent to the end of its commissioning period ending September 30, 2001. In total, selling, research and administration expenses represent 6% of consolidated sales in 2001, compared to 7% in 2000.

INTEREST ON LONG-TERM DEBT

Interest on long-term debt expensed decreased by 4% to $6.6 million in 2001 after decreasing by 64% to $6.9 million in the prior year. The decrease in interest on long-term debt expensed in 2001 results from the increase in interest capitalized on the Mobile Steelworks more than offsetting increased interest incurred (refer to "Capital Structure"). Interest on long-term debt expensed in 2000 also decreased due to the increase in interest that was capitalized for the Mobile Steelworks.

2002 COMPARED TO 2001 AND 2000

INCOME BEFORE INCOME TAXES, NET INCOME AND NET INCOME AVAILABLE TO COMMON SHAREHOLDERS

Income before income taxes decreased by 48% (20% excluding non-recurring items) to $31.7 million in 2002 as a result of the changes described in the previous sections. These results include one non-recurring transaction during 2002 and two non-recurring transactions during 2001. In 2002 the Company successfully completed the sale of certain assets held for sale and recorded associated pretax income of $6.5 million. In 2001 the Company settled a lawsuit against the turnkey contractor of the Montpelier Steelworks for $49 million. A total of $39 million represented claims for lost business and reimbursement of legal costs and was recorded in other income, and the $10 million balance was used to replace equipment. Additionally in 2001 a non-cash charge of $10 million was recorded to adjust the carrying value of assets held for sale to their estimated net realizable value. Income before income taxes for 2001 decreased by 25% to $60.7 million from $80.8 million in 2000.

Net income decreased by 48% (20% excluding non-recurring items) to $20.3 million in 2002, after having decreased 33% to $38.9 million in 2001. Net income available to common shareholders declined 68% (46% excluding non-recurring items) to $8.9 million in 2002 from $27.4 million in 2001.

EARNINGS PER SHARE

Basic earnings per share fell 72% to $0.19 in 2002 after having fallen 42% to $0.67 in 2001 from $1.15 in 2000. Net non-recurring items represented $0.09 of the $0.19 reported for 2002 and $0.45 of the $0.67 in 2001. Diluted earnings per share fell 71% to $0.19 in 2002 after having fallen 27% to $0.66 in 2001 from $0.91 in 2000.

RETURN ON COMMON SHAREHOLDERS' EQUITY

The return on common shareholders' equity was 1% in 2002, down from 4% in 2001 and 6% in 2000.

------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



[GRAPHIC OMITTED - BAR CHART]              [GRAPHIC OMITTED - BAR CHART]
SELLING, RESEARCH                          INTEREST ON
AND ADMINISTRATION                         LONG-TERM DEBT
EXPENSES                                   ($ millions)
($ millions)
                                           O0      7
00      62                                 01      7
01      58                                 02     24
02      55



[GRAPHIC OMITTED - BAR CHART]
INCOME BEFORE INCOME TAXES,
NET INCOME AND NET INCOME
AVAILABLE TO COMMON SHAREHOLDERS
($ millions)

                                              NET INCOME AVAILABLE TO
         INCOME BEFORE TAX     NET INCOME      COMMON SHAREHOLDERS
         -----------------     ----------      -------------------
00              81                 58                   47
01              61                 39                   27
02              32                 20                    9



[GRAPHIC OMITTED - BAR CHART]              [GRAPHIC OMITTED - BAR CHART]
DILUTED EARNINGS                           RETURN ON COMMON
PER SHARE                                  SHAREHOLDERS' EQUITY
($ per share)                              (%)

00      0.91                               00    6
01      0.66                               01    4
02      0.19                               02    1

--------------------------------------------------------------------------------
QUARTERLY RESULTS
--------------------------------------------------------------------------------
Results by quarter for 2002, 2001 and 2000 were as follows:


                                            2002            2001           2000
TONS SHIPPED (thousands)
(including Mobile shipments
 during commissioning in 2001)
1st Quarter                                749.5           583.6          590.4
2nd Quarter                                810.9           587.7          559.0
3rd Quarter                                697.8           659.0          524.3
4th Quarter                                638.7           604.8          559.5
                                        ----------------------------------------
Total                                    2,896.9         2,435.1        2,233.2
                                        ========================================

SALES (millions)
(excluding Mobile sales during
 commissioning in 2001)
1st Quarter                             $  271.1        $  232.5       $  257.8
2nd Quarter                                287.6           219.6          236.6
3rd Quarter                                266.9           229.1          223.0
4th Quarter                                256.1           222.5          231.9
                                        ----------------------------------------
Total                                   $1,081.7        $  903.7       $  949.3
                                        ========================================

NET INCOME (LOSS) AVAILABLE TO
  COMMON SHAREHOLDERS (millions)
1st Quarter                             $   (3.4)       $    5.7       $   15.2
2nd Quarter                                  1.2            28.7           12.3
3rd Quarter                                  1.1             8.5            9.4
4th Quarter                                 10.0           (15.5)           9.9
                                        ----------------------------------------
Total                                   $   (8.9)       $   27.4       $   46.8
                                        ========================================

BASIC EARNINGS (LOSS)
  PER COMMON SHARE
1st Quarter                             $   (0.08)      $    0.14      $    0.37
2nd Quarter                                  0.03            0.70           0.30
3rd Quarter                                  0.02            0.21           0.23
4th Quarter                                  0.21           (0.38)          0.24
Year                                         0.19            0.67           1.15
                                        ========================================

DILUTED EARNINGS (LOSS)
  PER COMMON SHARE
1st Quarter                             $   (0.08)      $    0.14      $    0.33
2nd Quarter                                  0.03            0.57           0.27
3rd Quarter                                  0.02            0.20           0.20
4th Quarter                                  0.19           (0.38)          0.20
Year                                         0.19            0.66           0.91
                                        ========================================

------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



ANALYSIS OF IPSCO'S TOTAL CAPITALIZATION

The return on common shareholders' equity for 2002 decreased to 1% from 4% in 2001. This level of return is below the 2002 inflation rates of 3.9% in Canada and 2.4% in the U.S. Inflation rates in Canada and the U.S. in 2001 were 0.7% and 1.6% respectively.

During 2002, IPSCO reduced borrowings under its committed $200 million revolving term bank line by $10.0 million for a total outstanding balance of $118.0 million at December 31, 2002. This contributed to the net decrease in long-term debt to $342.2 million as at December 31, 2002 from $386.8 million at the end of 2001. The Company converted its $50.0 million unsecured demand operating facility to an unsecured committed 364-day facility in 2002. Also, during the year, the Company completed an offering of 6.5 million common shares that netted proceeds of $90.7 million after payment of associated costs.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

IPSCO, a Canadian company, uses U.S. dollars as the basis of reporting and follows Canadian Generally Accepted Accounting Principles (GAAP) in reporting financial results. The U.S./Canadian GAAP differences generally relate to timing issues for expense recognition. The 2001 differences were more significant than normal primarily because of the treatment of major transactions associated with start-up and commissioning of the new Mobile Steelworks. The differences in the reported results arising from using U.S. as opposed to Canadian GAAP are summarized in Note 21 to the 2002 financial statements.

CRITICAL ACCOUNTING POLICIES

The Company prepares its financial statements in conformity with Canadian GAAP. The Company's significant accounting polices are discussed in the notes to the consolidated financial statements. The application of these policies requires significant judgments or estimation that can impact financial position, results of operations and cash flows. The Company believes the accounting principles chosen are appropriate under the circumstances, and that the estimates, judgments and assumptions involved in its financial reporting are reasonable.

Accounting estimates made by management of the Company are based on an analysis of historical experience and information on current events that is available to management at the time the estimate is made. If circumstances on which estimates were based change, the impact is included in the results of operations for the period in which the change occurs. Senior management has discussed the development and selection of the critical accounting estimates and the related financial statement disclosure with the Audit Committee of the Board of Directors. Critical accounting policies for the Company that are subject to significant estimates and assumptions are summarized on the following pages.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



VALUATION OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Factors that could impact IPSCO's estimate of undiscounted cash flows include, among other things, technological changes, economic conditions or changes in operating performance, resulting in the need to write-down those assets to fair value.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company has established an allowance for doubtful accounts for losses resulting from the potential that some customers may be unable to make payments. Management continually monitors payment patterns of customers, investigates past-due accounts to assess likelihood of collection and monitors industry and economic trends to derive an estimation of the required allowance. If the financial condition of IPSCO's customers were to deteriorate resulting in an impairment or inability to make payments, additional allowances would be recognized.

INVENTORY VALUATION

Inventories are valued at the lowest of average cost, replacement cost and net realizable value. On a monthly basis IPSCO performs an analysis to determine whether any reduction in the average cost of inventory is necessary to record inventory at the lowest value. In addition, and on an ongoing basis, an analysis is performed to determine whether saleable products on hand need to be written down to reflect their estimated net realizable value given the intended sales channel for the product. If the products do not achieve this lower net realizable value, further losses in their disposition would be recognized.

FUTURE INCOME TAX ASSETS

As part of the process of preparing consolidated financial statements IPSCO is required to estimate income taxes in each jurisdiction. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities which are included within the consolidated balance sheet. An assessment is made as to the likelihood that the future tax assets will be recovered from future taxable income. To the extent recovery is not likely a valuation allowance is established.

The Company has recorded a valuation allowance to reduce the recorded future tax assets to an amount that is more likely than not to be realized. In determining the valuation allowance management has utilized certain tax planning strategies considered to be prudent and feasible to allow for the realization of the future tax assets. In the event the probability of realizing the future tax asset does not meet the more likely than not threshold, the valuation allowance would be increased and a corresponding charge against income would be recorded.

------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



OBLIGATIONS RELATING TO EMPLOYEE PENSION PLANS

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The Company's policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation. Independent actuaries perform the required calculations to determine pension expense in accordance with GAAP. Various statistical methods which attempt to anticipate future events are used in calculating the expense and liabilities related to the plans. The actuarial assumptions used by the Company may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may impact the net pension expense and liability recorded by the Company, as well as future funding requirements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows Working capital derived from operations in 2002 was $72.4 million compared to $57.8 million for the year ended December 31, 2001. Cash used for working capital totaled $59.8 million and was primarily comprised of increased receivables due to higher sales levels and increased inventory levels. Inventories were built in anticipation of improved seasonal drilling rates in the oil and gas sector and also to ensure uninterrupted customer service in the event of a work stoppage during the contract negotiations concluded in December 2002. Cash derived from working capital in 2001 totaled $50.5 million. In 2001 lower sales levels and the receipt of 2000 income tax refunds were the main sources of that cash. Net cash derived from operations totaled $12.6 million in 2002, down considerably from the $108.3 million in 2001.

In February 2002, the Company issued 6.5 million shares of common stock for net cash proceeds of $90.7 million, used to pay down debt. The Company also renegotiated the terms of the $200.0 million revolving term facility to increase its flexibility, and converted the $50.0 million demand facility into a committed 364-day facility that expired February 18, 2003 and will not be renewed.

Net repayments of long-term debt (including the revolving term credit facility) during 2002 were $31.1 million, compared to net issuances of $46.9 million in 2001. During 2001, the Company raised $15.0 million from the sale and leaseback of equipment at its Houston coil processing facility. The Company's commitments under this and other sale and leaseback transactions are accounted for as operating leases. Accordingly, the contractual obligations are included in the operating lease section of the commitments table that follows. The $35 million bank indebtedness outstanding at December 31, 2001, was also repaid during 2002.

Interest paid on the Junior Subordinated Notes in 2002 amounted to $8.5 million, the same amount paid in 2001. Dividends to holders of common shares and Series 1 preferred shares amounted to $6.1 million and

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



$5.3 million respectively during 2002, compared to $11.2 million and $5.3 million in 2001. The significant drop in common stock dividend payments is discussed later under Capital Structure. During 2002 $3.0 million was raised from common shares issued pursuant to the share option plan compared with $0.4 million in 2001. In 2002 $1.7 million was invested in General Scrap Partnership, increasing IPSCO's residual participation to 100%. The $2.0 million investment in General Scrap Partnership in 2001 brought IPSCO's participation up to 91%. The effect of exchange rates resulted in a decrease in cash of $0.5 million in 2002, compared to a $3.5 million decrease in 2001. Capital spending in 2002 of $34.2 million was down substantially from $155.8 million spent in 2001, primarily due to the completion of the Mobile Steelworks. Cash received from the sale of assets held for sale during 2002 totaled $1.5 million.

Cash, net of bank indebtedness, increased by $20.4 million during 2002 to $22.9 million. This compares to a decrease of $15.7 million during 2001. There was no short-term bank indebtedness at the end of 2002, compared to $35.0 million outstanding at the end of 2001.

RATINGS

Standard & Poor's (S&P) and Dominion Bond Rating Service (DBRS) lowered their ratings on IPSCO's debt securities in November 2002. Both services cited continuing demand weakness for IPSCO's core products. The corporate credit and senior unsecured debt ratings were lowered by S&P from BBB- to BB+. The preferred stock rating was reduced to P-4 (high) on the Canadian scale (B+ Global scale) from P-3 (BB). DBRS lowered the unsecured debentures and preferred shares to BBB and Pfd-3 from BBB (high) and Pfd-3 (high) respectively. DBRS continues to regard IPSCO as investment grade, based in large part on a strong balance sheet and sufficient access to liquidity, regardless of how the markets perform in the near term. The ratings changes did not result in additional finance expenses under current outstanding financing arrangements. Improved earnings and successful generation of positive free cash flow will be needed to raise the ratings.

CAPITAL INVESTMENTS

Spending was kept to minimum levels consistent with the slow demand within the North American steel market and the resulting decreased cash generation. Total capital expenditures for 2002 were held to $34.2 million, down significantly from $155.8 million invested in 2001.

In 2002, payments of $5.9 million were made for holdbacks on various equipment supply contracts for the Mobile Steelworks. In 2001, capital outlays for the Mobile Steelworks were $129.1 million. A substantial portion of the 2001 disbursements went to liquidating holdbacks on various equipment supply contracts and for capitalized start-up costs. Also in 2001, under Canadian GAAP, losses during the six-month commissioning period and interest during that period were recorded as capital items. These amounts were $35 million and $14 million respectively.

The Mobile Steelworks operated at 80% effective capacity during 2002, a reasonable rate given the stage of mill development and market demand. Mobile, like Montpelier, is capable of producing coil as well as

------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



heavy and light discrete plate. The Mobile Steelworks produced its first liquid steel late in the first quarter of 2001, within the time frame announced at the commencement of the project, but about three months behind the time specified in the construction contract that included a guaranteed-not-to-exceed cost provision. The contractual amount was exceeded and damages of over $60 million are being sought by IPSCO in a court action commenced in September 2001. The defendant has denied liability and asserted certain counterclaims which the Company believes are without merit. The case remains in the discovery stage.

Montpelier capital spending was $8.7 million in 2002 and reflects the benefit of improvements made in 2001 as well as management's control of capital spending. Capital spending for 2001 at Montpelier was $13.1 million.

CAPITAL STRUCTURE

IPSCO strives to maintain a strong balance sheet and a flexible capital structure. The Company believes that the principal indicators of its creditworthiness are its ability to generate cash from operations, its debt to total capitalization percentage, and the degree to which covenants in its existing lending agreements may affect its future ability to access debt markets.

The Company's most restrictive covenant at December 31, 2002 with respect to funded debt requires that funded debt not exceed 50.0% of consolidated tangible net worth. In February 2002 the Company completed negotiations with its banking syndicate partners to amend the covenant to allow that funded debt not exceed 50.0% of consolidated tangible net worth, an increase from the 45.0% in the prior agreement. This amendment added short-term borrowings to the definition of funded debt contained in the existing covenant.

For purposes of this covenant, funded debt includes:

     a)  long-term debt (including the current portion),

     b)  the Junior Subordinated Notes,

     c) the lease of the meltshop and caster equipment at the Montpelier Steelworks,

     d) certain letters of credit, and e) borrowings under the 364-day facility.

At December 31, 2002, the percentage of funded debt, so calculated, to tangible net worth was 38.7% as compared to 43.0% at the end of 2001.

Based on the aforementioned funded debt to tangible net worth covenant, the Company estimates that as at December 31, 2002 up to $363 million in additional funded debt could have been raised while still complying with this covenant. This compares to just $56 million available for draw at the end of 2001. This amount does not include amounts available for draw by the Company under its operating line or that may be available for use by the Company under other methods of financing which would not constitute funded debt for purposes of the Company's lending agreements.

                                            ------------------------------------
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



The Company had a receivables securitization facility arranged through a major Canadian bank that permitted the sale of up to CDN $75.0 million, or the U.S. dollar equivalent, of its Canadian or U.S. accounts receivable. The November 2002 reduction in the Company's debt ratings resulted in a termination event under the agreement. The Company has not sought, and has no plans to seek, a renegotiation of that agreement. No accounts receivable had ever been sold under the agreement.

The ratio of the Company's long-term debt to total capitalization, as calculated based on Canadian GAAP financial statements at the end of 2002 decreased to 24% from 28% as at the end of 2001. The difference between the ratio of the Company's long-term debt to total capitalization and the ratio of the Company's funded debt to tangible net worth as described above results primarily from the differences in the accounting treatment given, under the relevant lending agreement and under Canadian GAAP, to the Company's Junior Subordinated Notes and the Montpelier Steelworks melt shop and slab caster lease.

IPSCO's most restrictive covenant with respect to equity maintenance requires that tangible net worth, as defined by and calculated in accordance with the relevant lending agreement (excluding the Junior Subordinated Notes), be maintained at a minimum of $570 million, plus 50 percent of net income earned after December 31, 1998. The Company's equity exceeded this requirement by $317 million or 48% at December 31, 2002, and by $225 million or 34% at the end of 2001.

As part of the regular review of the dividend level on common shares, IPSCO decided to change the quarterly dividend from CDN $0.125 per share to CDN $0.05 per share in the fourth quarter of 2001. This reduction was made to conserve cash because of short-term uncertainty in the North American steel industry. This dividend rate has been retained due to continued uncertainty.

Even though there are no maintenance interest coverage restrictions related to IPSCO's current borrowings, the number of times that the Company's earnings before interest and taxes can cover its interest on long-term debt ("interest coverage") is an important indication of its ability to issue additional long-term debt.

Interest incurred, capitalized and charged to earnings in 2002, 2001, and 2000 are as follows:

--------------------------------------------------------------------------------
                                 2000            2001            2002
--------------------------------------------------------------------------------
(millions)

Incurred                        $23.8           $26.1           $23.1
Capitalized                        --            19.5            16.2
--------------------------------------------------------------------------------
Charged to Earnings             $23.8           $ 6.6           $ 6.9
================================================================================

IPSCO's interest coverage in 2002 decreased to 2.3 times from 2.6 times in 2001, on an interest-incurred basis. The Mobile commissioning phase was completed in 2001 and no new major projects were initiated, therefore no interest was capitalized in 2002.


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MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------



The most restrictive covenant in the Company's lending agreements with respect to working capital requires that the Company maintain a working capital ratio of 1.5:1. The Company comfortably exceeded this requirement with working capital ratios of 2.8:1 and 2.1:1 at the end of 2002 and 2001 respectively.

LIQUIDITY

The principal indicators of IPSCO's liquidity are its cash position and amounts available to be drawn under its bank lines of credit.

The Company has a committed revolving term facility of $200.0 million to March 4, 2005, and had a 364-day facility of $50.0 million to February 18, 2003. These lines of credit can be drawn at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar LIBOR, in either Canadian or U.S. funds, subject to maintaining the prescribed working capital ratio and other financial covenants. At December 31, 2002, $118.0 million was drawn under the term bank lines and there were no drawings under the 364-day committed line. Letters of credit of $12.1 million were outstanding. In 2003, $35.4 million of long-term debt will mature compared to $21.1 million which was paid in 2002.

During 2002, IPSCO's cash position decreased by $14.6 million to $22.9 million while the working capital ratio increased from 2.1:1 to 2.8:1.

As at December 31, 2002 the committed cost to complete in-process capital projects was $5 million. As at the end of 2001, this amount was $4.7 million. Management, for the second consecutive year, plans to control spending by limiting 2003 investment to under $40 million for new and existing capital programs.

Assuming continuing profitability, IPSCO expects that it will be able to finance future expenditures from its cash position, cash from operations, and its bank lines of credit but may also consider operating lease financing as well as additional debt or equity financing as appropriate.

From time to time IPSCO makes use of interest rate swaps and foreign currency contracts to manage the Company's interest rate and foreign exchange risks. At the end of December 2002, the Company did not have any such contracts outstanding. The Company has entered into a swap agreement to hedge the cost of purchasing natural gas. The agreement fixes the price the Company must pay for 1,500 gigajoules per day through October 31, 2004. As at December 31, 2002 the unrealized loss under the swap agreement was $0.1 compared to an unrealized loss of $1.9 million at the end of 2001.


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                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            ------------------------------------



COMMITMENTS

The Company had ongoing commitments under various contractual and commercial obligations at December 31, 2002, as follows:

--------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS (MILLIONS)              PAYMENTS DUE BY PERIOD
--------------------------------------------------------------------------------
                                            Less than   1 to 3   4 to 5   After
                                      Total   1 year    years    years   5 years

Long-term debt                        $378    $ 35      $247     $ 43     $ 53

Operating leases                       234      30        60       37      107

Other long-term obligations            292      45       107       59       81
--------------------------------------------------------------------------------
Total contractual cash obligations    $904    $110      $414     $139     $241
================================================================================


OFF-BALANCE SHEET ARRANGEMENTS

IPSCO's only significant off-balance sheet arrangements are related to the sale and leaseback of certain equipment and letters of credit. The sale and leaseback arrangements originally totalled $173 million, the most significant being the $150 million sale and leaseback of the Montpelier Steelworks meltshop and slab caster, completed in 2000. For Canadian GAAP purposes this transaction was treated as a sale, and the subsequent lease payments as operating expenses. For U.S. GAAP purposes this transaction was recorded as a financing lease, with no recognition of the disposal of the assets. See Note 19 "Commitments" and Note 21 "Significant Differences Between Canadian and United States Generally Accepted Accounting Principles" of the 2002 financial statements for further information. The Company's letters of credit have been previously referred to.

OUTLOOK

Developments in the overall condition of the North American steel business have been well documented through 2002. The end user demand for steel products in IPSCO's target markets has been flat or declining through the year. The impact of the slowing capital goods economy, overlaid with inventory adjustments through the distribution chain, resulted in an inverted saucer-shaped pattern of demand for IPSCO steel products over the last 12 months. Entering 2003 the steel products demand picture appears to be flat at best with some expectations of an improving industrial economy as overall economic recovery occurs. Within this weak demand environment IPSCO continues to consolidate market share gains and to adjust its product mix based on profitability determinations.

Non-energy tubular product demand follows patterns similar to steel mill products demand including the significant distribution channel impact. Energy tubular product demand lagged expectations through 2002 given the underlying oil and natural gas price environment. Outside of the general steel demand pattern however there has been a more sustained pick-up in the demand for OCTG products, starting in December 2002 in Canada and continuing into the first quarter of 2003.


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MANAGEMENT'S DISCUSSION AND ANALYSIS
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The major changes in the market for IPSCO products in 2003 however are likely to be on the steel supply side. Significant structural change in the industry has started with major consolidation activity. While most of this activity has had a limited direct impact on IPSCO's major markets this process is still at an early stage and the final outcome is not apparent. In addition the trade issues in steel continue to attract attention both within North America and internationally. To date there appears to be little tangible progress in dealing with excess global capacity. Rapidly shifting patterns of steel sector ownership and production internationally, along with the impact of exchange rates and quota, tariff and other import controlling measures, is resulting in the potential for a continued unsettled pattern of steel trade flows. Within the U.S. the 201 safeguard action is entering year two of its three year cycle with periodic reviews attracting considerable pressure from parties opposed to the President's steel program.

Through all of this restructuring of the North American and international steel industry, IPSCO, based on its world-class facilities, expects to continue to gain market share in the North American steel market.

Pricing is the result of all of the issues noted above. Given the essentially flat or declining demand and uncertainties on the supply side, IPSCO anticipates that the pricing for the majority of its products will be under pressure throughout 2003. Significant downward pressure would result from a further stalled economy or revitalized competitor. It is anticipated however that any further significant downward movement in pricing would be short lived based on the limited capability of the industry producers to sustain such lower prices. Likewise, meaningful price increases will require a more active economy or a material reduction in supply capacity aimed at those markets. Over the next several months IPSCO expects prices, particularly for steel mill products, to decline from fourth quarter 2002 levels based on the competitive pressures noted earlier. However they will be above first half 2002-price levels, which were at record lows. As part of its overall growth plans IPSCO continues to advance its product mix towards higher priced, value added products.

The overall outlook then is one filled with considerable uncertainty based on macro trends. IPSCO's modern and effective supply capability will enable the Company to deal with the anticipated fluctuations in the coming year and remain very well positioned to take advantage as the economy picks up and the industry itself is rationalized.


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